SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Inamed Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   453235103
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 453235103

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 11,045 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: 1,183 (2)(3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 11,045 (1)(2)
Person
With
               8.   Shared Dispositive Power: 1,183 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     12,228 (1)(3)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.1%


12.  Type of Reporting Person: PN

--------------
(1) Represents 11,045 shares purchased by HBK Offshore Fund, Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Offshore Fund, Ltd. Accordingly, HBK Offshore Fund, Ltd. has no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) Represents 1,183 shares purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.

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CUSIP No. 453235103

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 1,183 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 1,183 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,183

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): <0.1%


12.  Type of Reporting Person: BD

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management
          Agreement.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated April 27, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share, of Inamed Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) hereby is partially amended by adding at the end thereof the following:

      Cayman shall not be a Reporting Person on this or future Schedule 13G filings. In addition, HBK Finance L.P., a Delaware limited partnership ("Finance"), hereby joins this filing because it may be deemed to constitute a "group" with the Reporting Person within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Investments or Finance that a group exists. As used hereinafter, the term "Reporting Persons" shall include reference to Investments and Finance.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Offshore Fund, Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 11,045 shares of the Stock held by Offshore, which constitutes approximately 0.1% of the outstanding shares of the Stock. Also, pursuant to an Amended and Restated Investment Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 1,183 shares of the Stock owned by Finance, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Pursuant to Rule 13d-3(a), Finance is the beneficial owner of 1,183 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 12,228 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,183 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 12,228 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of 11,045 shares of the Stock. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,183 shares of the Stock held by Finance.

     Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,183 shares of the Stock.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,045 shares of the Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,183 shares of the Stock.

     Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,183 shares of the Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,183 shares of the Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,183 shares of the Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,228 shares of the Stock.

     Managers

     In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 12,228 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Stock.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 5, 1999



                              HBK INVESTMENTS L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (1)



                              HBK FINANCE L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

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EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.